06009165

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36138

AB 7/8

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2005 (MM/DD/YY) AND ENDING April 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oak Tree Securities, Inc.

OFFICIAL USE ONLY
18126
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3075 Citrus Circle, #195
(No. and Street)

Walnut Creek (City) California (State) 94598 (Zip Code)

SEC MAIL PROCESSING RECEIVED JUN 23 2006 WASH. D.C. 152 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel M. Quesada, President (925) 934-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2815 Mitchell Drive, Suite 105, Walnut Creek, CA 94598
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 7/8/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel M. Quesada, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oak Tree Securities, Inc., as of April 30, 2006, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

RONALD E. COLYAR
Comm. # 1479714
NOTARY PUBLIC - CALIFORNIA
Contra Costa County
My Comm. Expires APR. 18, 2008

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAK TREE SECURITIES, INC.

FINANCIAL STATEMENTS AND SCHEDULE

APRIL 30, 2006

Cropper Accountancy Corporation
Certified Public Accountants

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, ***Daniel Quesada***, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 22 day of June, 2006

at Walnut Creek, California

Daniel Quesada
Oak Tree Securities, Inc.

TABLE OF CONTENTS

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Oak Tree Securities, Inc.
Walnut Creek, California

We have audited the accompanying statement of financial condition of Oak Tree Securities, Inc. as of April 30, 2006 and the related statements of operations, changes in Company equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oak Tree Securities, Inc. as of April 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

June 21, 2006

OAK TREE SECURITIES, INC.
Statement of Financial Condition
April 30, 2006

ASSETS

Cash in bank	$	30,789
Deposits with clearing broker		15,752
Total cash		46,541
Commissions receivable		72,417
Securities owned at Fair Value, pending marketability		11,226
NASDAQ Stock subscribed by Company		38,200
Less subscribed by others		(38,200)
Furniture and equipment, net of accumulated depreciation of $13,627		56
Prepaid expense		500
Total Assets	$	130,740

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	970
Commissions payable		78,833
		79,803

STOCKHOLDERS' EQUITY

Stockholders' equity:		
Common stock; Class A 100,000 shares authorized, 1,000 shares issued		100
Common stock; Class B 100,000 shares authorized, 360 shares issued		12,186
Paid-in capital		34,225
Retained earnings		4,426
Total stockholders' equity		50,937
Total Liabilites and Stockholders' Equity	$	130,740

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Operations
For the Year Ended
April 30, 2006

Revenue		
Fees and commissions earned	$	1,296,568
Interest and other income, including reimbursements		4,459
Investment income, increase in fair value (unrealized)		6,078
Total revenues		1,307,105
Commission and brokerage expense		1,194,649
Gross profit		112,456
Expenses		
Secretary and receptionist		30,142
Management fee		12,000
Rent		17,366
Insurance		2,045
Telephone and communication		2,841
Professional fees		7,145
Office expense		3,326
Outside services		10,380
Printing and delivery		2,988
Depreciation		146
Meals and seminars		2,438
Other		1,017
Total expenses		91,834
Income before income tax expense		20,622
Income tax expense:		
California Franchise Tax		800
Deferred Tax Expense		354
Total income tax expense		1,154
Net income	$	19,468

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Changes in Company Equity
For the Year Ended
April 30, 2006

	Common Stock Class A	Class B	Paid-in Capital	Retained Earnings	Total
Balance - April 30, 2005	$ 100	$12,186	$34,225	$(15,042)	$31,469
Net income	-	-	-	19,468	19,468
Balance - April 30, 2006	$ 100	$12,186	$34,225	$ 4,426	$50,937

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended
April 30, 2006

Cash flows from operating activities:	
Net income	$ 19,468
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation expense	146
Changes in operating assets and liabilities:	
Decrease in commissions receivable	10,563
Decrease in commissions and accounts payable	(4,425)
Unrealized gain on value of securities owned	(6,078)
Decrease in deferred income tax benefits	354
Net cash provided by operating activities	20,028
Cash flows from investing activities:	
Purchase of funiture and equipment	-
Net cash used in investing activities	-
Cash flows from financing activities:	
Net capital withdrawals	-
Net cash used in financing activities	-
Net increase in cash	20,028
Cash at beginning of year	26,513
Cash at end of year	$ 46,541

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business

Oak Tree Securities, Inc. (the "Company"), is registered as a broker and dealer in securities with the Securities and Exchange Commission (SEC) and the National Association of Security Dealers (NASD). It transacts trades in equity securities through other brokers on a "fully disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of limited partnership interests, mutual funds and other interests.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred. Commission revenue and the related commission expense is recorded on the trade date of transactions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank and one savings institution with FDIC insurance of up to $100,000 each. An additional deposit was maintained with a clearing broker, which is insured by SPIC.

Investments

The company has firm investments in various equity securities including warrants. These securities are carried at fair value.

Income taxes

Deferred income tax assets and liabilities are provided for differences between the tax basis of an asset or liability and it reported amount in the financial statements brought about because the Company files income tax returns on the cash basis plus depreciation on furniture and equipment.

The deferred tax liability at April 30, 2006 was not recorded because the Company has net operating loss carryforwards for both federal and California purposes.

Depreciation

Furniture and equipment are depreciated on a straight-line basis over five years.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 2.04 to 1 at April 30, 2006. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At April 30, 2006, the Company had net capital as defined of $39,155 which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements

3. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Lease Commitment

Daniel M. Quesada, Inc. is the lessee of Company's premises and as discussed in Note 2 gets reimbursed for 75% of the rent from the Company. The Company's share of the monthly rent for the current lease ending October 31, 2006 is $1,268 (75% of $1,691) per month.

5. Income Taxes

The Company reports its income on the cash method of accounting for income tax purposes; and uses the accrual method of accounting for financial statements. These financial statements include annual depreciation based on 20% of the cost of purchased assets. For income tax purposes, these assets are expensed using accelerated methods. The statements include income and expenses generated by commissions receivable from investment companies and commissions payable to Company representatives, which is not reported for tax purposes until the cash is received or paid. These differences create "timing" differences between taxable income and financial statement income. Also, these financial statements include an unrealized gain for an increase in market value of NASDAQ stock which will not be reported for tax purposes until the security is sold. Finally, the losses for the years ended April 30, 2005, 2004 and 2003 create an offset to future year's taxable income, including the year ended April 30, 2006.

5. Income Taxes (continued)

The following is the computation of income tax expense:

Income Tax Expense	California	Federal	Expense
Income before income taxes	$ 20,622	$ 20,622	
Unallowable-entertainment expense	955	955	
Deprecation – Financial Statement	146	146	
Tax return	(368)	(85)	
Deferred tax items:			
Decrease in accounts receivable	10,563	10,563	
Increase in market value of firm investment	(6,078)	(6,078)	
Decrease in accounts payable	(4,425)	(4,425)	
California Franchise Tax – prior year	-	(800)	
Taxable income	21,415	20,898	
Prior years net operating losses applied	(21,415)	(20,898)	
Taxable income	$ 0	$ 0	
Income tax thereon (and CFT $800 minimum)	$ 800	$ 0	$ 800
Decrease in deferred income tax asset:			
April 30, 2006			-
April 30, 2005			354
Income tax expense – current year			$ 1,154

The following items at April 30, 2006 constitute the items deferred in reporting for the tax purposes:

Commissions receivable	$ 72,417
Commissions and accounts payable	(79,803)
Excess of market value over cost of securities owned	9,351
Current year California Franchise Tax (deduct next year)	(800)
Deferred for Federal purposes	$ 1,165
Deferred for California purposes	$ 1,965

As of April 30, 2006, net operating loss carryforwards negate the above taxable items.

6. Related Party Transactions

Daniel M. Quesada, the Class A shareholder, owns 100% of Daniel M. Quesada, Inc. During the year ended April 30, 2006, Daniel M. Quesada, Inc. charged the Company $57,288 for management, rent of office, secretarial and office expense including $12,000 for Quesada's management fee. The comparable total for the year ended April 30, 2005 was $70,276. In addition, Mr. Quesada receives commissions for business generated.

7. NASDAQ Investments

The Company is holding shares and warrants for some of its representatives who have paid for the stock of NASDAQ Stock Market, Inc. or its warrants. The total paid by the representatives and the related amount the Company has paid is the same and is shown in the assets at $38,200. The 300 shares purchased and owned by the Company have increased in value from $1,875 to $11,226. This new value and the related current year unrealized gain ($6,078) is reflected in the financial statements.

8. Common Stock

The Company has two classes of common stock: Class A shareholders (currently, one) are entitled to vote two directors and Class B shareholders (currently, 10) are entitled to vote for two directors.

9. Cash Deposit

Consistent with industry practice, the Company's clearing broker, Wedbush Morgan is holding approximately $15,000 as a deposit for unpaid security transactions.

10. Contingency

The Company is currently involved in litigation which it hopes will be settled in the near future. An investor, who held a non-discretionary account over which the investor held full and complete authority with regard to purchases and sales in his account, has filed an arbitration claim in connection with alleged losses he suffered while a client of Oak Tree Securities, Inc.. In the Company's opinion, the action is not likely to give rise to a liability for the firm. However, the total exposure to the Company is substantial and is far in excess of the net worth of the Company. No provision has been made in the financial statements.

The Company is also involved in other pending litigation involving a class action brought by investors *not naming the Company*. A cross-complaint by the defendant naming the Company was filed after a jury verdict against the defendant. The court has granted the defendant a new trial after the 2004 jury verdict. No factual basis for wrongdoing on the part of the Company has yet been disclosed and no such finding as yet been made against the Company.

SUPPLEMENTARY INFORMATION

OAK TREE SECURITIES, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
April 30, 2006

Stockholders' equity	$ 50,937
Assets no allowed for net capital purposes:	
Securities owned (NASDAQ) at 100%	11,226
Prepaid expense	500
Furniture and equipment, net	56
Total unallowed assets	11,782
Net Capital	$ 39,155
Minimum net capital required (6 2/3% of $79,803 aggregate indebtedness or the minimum of $5,000	$ 5,320
Net capital in excess of requirement	$ 33,835
Ratio of aggregate indebtedness ($79,803) to net capital ($39,155) (required to be less than 15 to 1)	2.04 to 1

	Aggregate Indebtedness	Net Capital	Ratio
Focus Report as filed	$ 61,703	$ 53,881	1.15 to 1
Decrease in cash	-	(124)	
Increase in commission & accounts payable	18,100	(18,100)	
Increase in commissions receivable	-	3,498	
Adjusted amounts above	$ 79,803	$ 39,155	2.04 to 1

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Oak Tree Securities, Inc.
Walnut Creek, California

In planning and performing our audits of the financial statements and supplemental schedule of Oak Tree Securities, Inc. (the "Company"), for the year ended April 30, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members and management of the Company, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

June 21, 2006